July 7, 2005

Leonard Armato
Chief Executive Officer
AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Re:	AVP, Inc.
 	Amendment No. 1 to Registration Statement on Form SB-2
 	File No. 333-124084
	Filed June 9, 2005

Dear Mr. Armato:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3. Please note that you cannot register the stock options that were offered prior to the filing of a registration statement. It appears to the staff that the terms under Section 7.b of the player agreement relating to options represents an offer of the options. Please tell us what exemption from registration the company relied upon for the offer of the stock options to your players. Also, please advise whether the players received any other information on the options other than the terms of the player agreement. In the alternative, please provide a legal analysis why the terms of the player agreement should not be viewed as an offer of the options, including the grant date of the options.

2. In this regard, please disclose the terms of the options granted to the players in an appropriate section in the prospectus. If the term of the options allow a player to exercise the option within one year, it is deemed to be immediately exercisable. Therefore, a registration statement must be on file to register the underlying securities before the option is exercisable. See Section A.9. of the
Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations dated July 1999 available on our website at http://www.sec.gov/divisions/corpfin.shtml.

3. We note your response to prior comment 4. Please tell us the dates of the meetings with analysts. Also, please explain whether and by what means you made the information you provided to analysts public in compliance with Regulation FD.

Prospectus Cover Page

4. We reissue prior comment 7. It is not clear whether the selling stockholders will be offering their shares of your common stock to the public based on the prices quoted on the OTC Bulletin Board.
Please revise to clarify on the cover page.

Prospectus Summary, page 1
Business Overview, page 1

5. Quantify your statement that you have a "sizable base of
spectators and television viewers...."

Summary of the Offering, page 2
Capital stock outstanding, page 3

6. Please explain why the exercise of 30,952 shares of Series B Preferred Stock yielded an additional 7,520,873 shares of common stock outstanding rather than 7,521,336 shares. Refer to the change in outstanding common shares and Series B Preferred shares from your prior disclosure.

Risk Factors, page 3

7. Revise your subheadings to ensure that it reflects the risk that you discuss in your text. Most of your subheadings merely state facts about your company, such as "We have a history of losses and anticipated future losses," "We may require additional financing," "We rely on short-term sponsorship agreements for most of our revenues," and "AVP`s management began operating AVP only recently."
Succinctly state in your subheadings the risk that may result from the facts or uncertainties.


Business, page 9
Our Business, page 10

8. We note your response to prior comment 19. To the extent these statements cannot be objectively verified, characterize them as beliefs. Alternatively, disclose in the prospectus the bases provided in your response.

9. We note your response but reissue prior comment 20 in part.
You
must identify here and in your risk factor the sponsor that attributed to 10% or more of your total revenue in 2004. Refer to
Item 101(a)(6) of Regulation S-B. Also, you cannot request confidential treatment for information that is material to investors.
See Section B.2 of the Staff Legal Bulletin No. 1 available on our website. Please revise accordingly.

10. In this regard, we note that you disclose the name of most of your sponsors on page 11. If true, please revise to clarify that none of these sponsors currently account for 10% or more of your revenues.

11. We note your response to prior comment 22. Please disclose the fact that your production and distribution agreements with NBC, Fox and OLN have not been reduced to writing. In this regard, you should disclose in the risk factors that lack of enforceability of your agreements with these parties.

MD&A, page 17

12. You indicate that the majority of your revenues are derived from sponsorship and advertising contracts. As a result, your distribution agreements with FOX and NBC appear to be critical to the success of your operations. If you have no written contractual agreements with these networks as you represent in your response to prior comment 22, this fact appears to constitute a known uncertainty that should be prominently disclosed in MD&A. Please revise or advise.

Executive Compensation, Page 28

13. We note your response to prior comment 28. Please disclose on page 30 the specific efforts provided to you by Mr. Painter as discussed in your response.

Certain Relationships and Related Transactions, page 30

14. We reissue prior comment 29. Clarify the dates of the "private placement" and "offering" as they relate to the acquisition of MPE LLC by the Association. In addition, please disclose this transaction in the list of recent sales of unregistered securities and include the required information pursuant to Item 701 of Regulation S-B.


Selling Stockholders, page 37

15. Please revise footnote 58 to clarify what "other such outstanding securities" have not been converted or exercised.

16. Refer to the last sentence of the second paragraph. Please revise your disclosure to clarify that selling shareholders "may be deemed" underwriters.

17. We note your response to prior comment 38. Where the selling securityholder is a broker-dealer, disclose that that seller is an underwriter. Where the selling securityholder is an affiliate of a broker-dealer, disclose whether to the best of your knowledge these entities purchased the securities in the ordinary course of business and, if at the time of the purchase of the securities to be resold, the selling securityholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
If you are unable to make these assertions for any selling securityholder identified as an affiliate of broker-dealers, then you must identify the seller as an underwriter.

18. We note your response to prior comment 39. Confirm that you will update the selling securityholder table, through pre-effective amendment, to identify the natural person or persons who have voting and/or investment control over any selling stockholders.

Available Information, page 48

19. We reissue prior comment 40. Refer to the second paragraph in this section. You may refer readers to related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

Balance Sheet, page F-3

20. Your accounts receivable balance has increased by approximately
$454,000. However, you have not recognized any revenues. As such, it is not clear how you increased your accounts receivable balance.
Therefore, please tell us and provide us with support regarding this increase in accounts receivable.

21. Additionally, your deferred revenues balance has increase by approximately $3,000,000. However, there is no disclosure in your filing describing the change in this account. As such, please revise both your footnote and MD&A disclosures to address the aforementioned issue.

Statements of Changes in Stockholders Equity (Deficiency), page F-
5

22. When updating your financials, the consolidated statement of equity should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer`s and acquirer`s stock with an offset to paid in capital. As such, your statement of changes in stockholders deficiency should reflect the equity securities received by the accounting acquirer (AVP), from the accounting acquire (Othnet), as if they had been outstanding since the inception of AVP and rolled forward to the beginning balance based on the ratio of shares issued to shares acquired. Further, the outstanding shares of Othnet at the date of acquisition should be reflected as an issuance on the date the reverse merger transaction occurred. Accordingly, please ensure that any changes made to the consolidated statement of equity are reflected in your earnings per share calculation, as necessary (i.e. changes to the number of shares outstanding).

Subsequent Event, page F-7

23. We see that you have identified and discussed your method of accounting for the fiscal 2003 merger with DMC in footnote 13.
Please address your method of accounting for the February 2005 merger in your footnotes, as well.

24. The loss per share information presented in this document is inconsistent with the loss per share information provided in your Form 10-QSB for the Quarter Ended March 31, 2005. Please revise as appropriate.

Pro-forma Net Loss per Common Share, page F-14

25. We note your response to prior comment 43. However, we reissue our prior comment. Please disclose your calculation of weighted average shares. Your calculation should individually disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock, that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the requirements of paragraph 40 of SFAS No.128.

Part II.
Item 26.  Recent Sales

26. We note that the investors were solicited by Maxim Group.
Please
explain how Maxim solicited investors and how such solicitation falls within the exemption of Section 4(2) of the Securities Act.

27. We note that you raised $2,360,000 during the months of June through August 2004. However, we also note the dates of the lock-up agreements with Maxim for these securities offerings range from December 2004 through February 2005. Please revise to clarify the dates of the offering or advise why no revision is necessary.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the
financial statements and related matters.   Please contact Mathew
C.
Bazley at (202) 551-3382, or me, at (202) 551-3348 with questions.

Sincerely,


									Jennifer G. Williams
									Special Counsel


cc:	Via Facsimile: (212) 214-0686
      David C. Fischer
      Loeb & Loeb LLP
      345 Park Avenue
      New York, NY 10154

AVP, Inc.
Page 1



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SECURITIES AND EXCHANGE COMMISSION
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